Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035




On October 28, 2001, General Motors Corporation and its subsidiary Hughes Electronics Corporation, together with EchoStar Communications Corporation, announced the signing of definitive agreements that provide for the spin-off of Hughes from GM and the merger of Hughes with EchoStar. The definitive agreements are filed as Exhibits to the Form 8-K and Schedule 13D with respect to the common stock of PanAmSat Corporation, in each case filed by Hughes Electronics Corporation on October 31, 2001, and are incorporated by reference herein.